                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           ----------------------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         NATIONAL GOLF PROPERTIES, INC.

                          -----------------------------
                                (Name of Issuer)


                     Common Stock, par value $ .01 per share

                      ------------------------------------
                         (Title of Class of Securities)

                           Common Stock - 63623G-10-9
                                 (CUSIP Number)

                                 Charles S. Paul
                         National Golf Properties, Inc.
                         2951 28/th/ Street, Suite 3001
                             Santa Monica, CA 90405

           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                   Neil Miller
                                 General Counsel
                         National Golf Properties, Inc.
                         2951 28/th/ Street, Suite 3001
                             Santa Monica, CA 90405

                                 March 29, 2002

           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D
-------------------------                             --------------------------
CUSIP No. 63623G-10-9                                 Page 2 of 10 Pages
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1.  Name of Reporting Person

         Dallas P. Price
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2.  Check the Appropriate Box if a Member of a Group              (a) [_]
                                                                  (b) [_]
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3.  SEC Use Only

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4.  Source of Funds

         Not Applicable.  See Item 4.
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)[_]

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6.  Citizenship or Place of Organization

         United States
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                   7.    Sole Voting Power

                           1,691,089 shares of Common Stock/(1)/
                 ---------------------------------------------------------------
Number of          8.    Shared Voting Power
Shares
Beneficially               75,000 shares of Common Stock
Owned By
                 ---------------------------------------------------------------
Each               9.    Sole Dispositive Power
Reporting
Person                     1,691,089 shares of Common Stock/(1)/
With
                 ---------------------------------------------------------------
                   10.   Shared Dispositive Power

                           75,000 shares of Common Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,691,089 shares of Common Stock
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [x]

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13. Percent of Class Represented by Amount in Row (11)

         11.4%/(2)/
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14. Type of Reporting Person

         IN
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                                  SCHEDULE 13D

_______________________

/(1)/ Includes 1,336,352 shares of Common Stock issuable in exchange for an equal number of common limited partnership units of National Golf Operating Partnership, L.P. ("NGOP") permitted to be issued to the Dallas P. Price Trust and affiliates of Dallas P. Price within 60 days of the date of this report under the terms of the Third Amended and Restated Partnership Agreement of NGOP. See Item 5.


/(2)/ Based on 13,121,148 shares of common stock, $.01 par value, outstanding as set forth in the Company's Form 10-K for the year ended December 31, 2001.

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CUSIP No. 63623G-10-9                                 Page 3 of 10 Pages
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1.  Name of Reporting Person

         Dallas P. Price Trust
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2.  Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         Not Applicable. See Item 4.
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[_]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         California
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                   7.  Sole Voting Power

                          1,691,089 shares of Common Stock/(1)/
                 ---------------------------------------------------------------
Number of          8.  Shared Voting Power
Shares
Beneficially             -0-
Owned By
                 ---------------------------------------------------------------
Each               9.  Sole Dispositive Power
Reporting
Person                    1,691,089 shares of Common Stock/(1)/
With
                 ---------------------------------------------------------------
                   10. Shared Dispositive Power

                         -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,691,089 shares of Common Stock
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

         9.8%/(2)/
--------------------------------------------------------------------------------
14. Type of Reporting Person

         OO
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_____________________________

/(1)/ Includes 1,336,352 shares of Common Stock issuable in exchange for an equal number of common limited partnership units of NGOP permitted to be issued to the Dallas P. Price Trust and affiliates of Dallas P. Price within 60 days of the date of this report under the terms of the Third Amended and Restated Partnership Agreement of NGOP. See Item 5

/(2)/ Based on 13,121,148 shares of common stock, $.01 par value, outstanding as set forth in the Company's Form 10-K for the year ended December 31, 2001.

Item 1.   Security and Issuer.

          This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of National Golf Properties, Inc., a Maryland corporation (the "Issuer" or the "Company"). The Issuer's principal executive offices are located at 2951 28th Street, Suite 3001, Santa Monica, California 90405.

Item 2.       Identity and Background.

          (a). Pursuant to Rule 13d-1(k)1), this statement is being filed jointly by Dallas P. Price, an individual, and the Dallas P. Price Trust, of which Ms. Price is the sole trustee (together, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

          (b). The business address for both Reporting Persons is c/o American Golf Corporation, 2951 28th Street, Suite 3000, Santa Monica, CA 90405.

          (c). Ms. Price is director of American Golf Corporation ("AGC"). AGC is a private golf course management company. The address of AGC is 2951 28th Street, Suite 3000, Santa Monica, CA 90405.

          (d). During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

          (e). During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f). Ms. Price is a citizen of the United States of America. The Dallas P. Price Trust is a trust created under the laws of the State of California.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not Applicable. See Item 4.

Item 4.   Purpose of Transaction.

          On March 29, 2002, Ms. Price and the Dallas P. Price Trust entered into a definitive Agreement and Plan of Merger and Reorganization (the "Reorganization Agreement") with the Company, National Golf Operating Partnership, L.P., a less-than-wholly owned subsidiary of the Company AIG ("NGOP"), American International Golf, a newly formed Delaware corporation ("AIG"), David G. Price, the David G. Price Trust, AGC and certain shareholders and affiliates of AGC.

          Under the Reorganization Agreement, the Company and AGC will become subsidiaries of a newly formed holding company. Under the terms of the Reorganization Agreement, all issued and outstanding shares of Common Stock of the Company will be converted on a one-to-one basis into an equal number of shares of common stock of the new company, and all common limited partnership units of NGOP (other than those held by certain affiliates) will be converted on a one-to-one basis into an equal number of shares of common stock in the new company (such shares and units will represent a total of 20.5 million votes in the newly combined company).

          In addition shareholders of AGC and its affiliates will receive total consideration of up to 100,000 shares of Class C preferred stock in the new company, 156,005 shares of common stock in the new company and $10,000 in cash. This Class C preferred stock represents a total of 230,000 votes of the newly formed combined company. The shares of Class C preferred stock may be converted into shares of common stock of the newly combined company under certain circumstances.

          The consummation of the reorganization and the other transactions contemplated by the Reorganization Agreement are subject to, among other things, the approval of the shareholders of the Company, the lenders of the Company and AGC, the unit holders of NGOP and customary regulatory and other approvals. The Reorganization Agreement is filed hereto as Exhibit 2 and the terms of which are incorporated herein by this reference.

Item 5.   Interest in the Securities of the Issuer.

          (a), (b). Ms. Price is the sole trustee of the Dallas P. Price Trust which directly owns 2,749,813 common limited partnership units of NGOP, and which indirectly owns a beneficial interest in 315,357 common limited partnership units of NGOP.

          Pursuant to the terms of the Third Amended and Restated Partnership Agreement of NGOP, up to 1,336,352 common limited partnership units of NGOP owned in aggregate by the Dallas P. Price Trust and its affiliates may be exchanged for an equal number of shares of Common Stock in any one-year period ending August 18 of each such year. Exchanging common limited partnership units
(i) directly owned by the Dallas P. Price Trust results in the Dallas P. Price Trust, and Ms. Price as the sole trustee, having sole voting power and sole dispositive power over the shares issuable upon the exchange of such units and
(ii) indirectly owned by the Dallas P. Price Trust results in the Dallas P. Price Trust, and Ms. Price as the sole trustee, having shared voting power and shared dispositive power over the shares issuable upon the exchange of such units.

          The 1,691,089 shares of Common Stock as to which Ms. Price has the sole voting power and sole dispositive power are comprised of the following:

               (i)  354,737 shares of Common Stock owned directly by the Dallas
P. Price Trust, of which Ms. Price is the sole trustee; and

               (ii) 1,336,352 shares of Common Stock issuable within 60 days of the date of this report upon the exchange of an equal number of common limited partnership units of NGOP directly owned by the Dallas P. Price Trust, of which Ms. Price is the sole trustee, or affiliates of the Dallas P. Price Trust.

          The 1,691,089 shares of Common Stock as to which the Dallas P. Price Trust has sole voting power and sole dispositive power is comprised of the following:

               (i)  354,737 shares of Common Stock owned directly by the Dallas
P. Price Trust; and

               (ii) 1,336,352 shares of Common Stock issuable within 60 days of the date of this report upon the exchange of an equal number of common limited partnership units of NGOP directly owned by the Dallas P. Price Trust.

          The 75,000 shares of Common Stock as to which Ms. Price has shared voting power and shared dispositive power are shares of Common Stock owned directly by Oaks Christian High School, of which Ms. Price is a member of the Board of Trustees. Ms. Price disclaims beneficial ownership of such shares.

          Pursuant to the terms of the Reorganization Agreement all issued and outstanding shares of Common Stock of the Company will be converted on a one-to-one basis into an equal number of shares of common stock of the newly combined company, and all common limited partnership units of NGOP (other than those held by certain affiliates) will be converted on a one-to-one basis into an equal number of shares of common stock in the newly combined company (such shares and units will represent a total of 20.5 million votes in the newly combined company). In addition, shareholders of AGC and its affiliates will receive total consideration of up to 100,000 shares of Class C preferred stock in the newly combined company (of which Ms. Price will receive, subject to certain adjustments, 36,340 shares). The shares of Class C preferred stock may be convertible in some instances into shares of common stock of the newly combined company. The Reorganization Agreement also contemplates a potential third party investor and/or financing. The Reorganization Agreement is filed hereto as Exhibit 2 and the terms of which are incorporated herein by this reference.

          (c). There were no transactions of Common Stock involving Ms. Price or the Dallas P. Price Trust during the past 60 days.

          (d). Not Applicable.

          (e). Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          A total of 319,801 common limited partnership units of NGOP held by the David G. Price Trust are pledged to Bank of America in support of certain loan obligations described in the Pledge Agreement, dated as of July 30, 1996, as amended and assumed. In connection therewith, Bank of America received a proxy to vote such pledged units in the event of a default described in such pledge agreement.

          Under the Third Amended and Restated Agreement of Limited Partnership of the NGOP, dated as of July 28, 1999 (the "Partnership Agreement"), the Dallas
P. Price Trust and its affiliates, as limited partners of NGOP, have collectively the right exercisable during each twelve-month period ending August 18 of each year to (a) exchange up to an aggregate of 1,336,352 common limited partnership units of NGOP for shares of Common Stock or (b) sell up to an aggregate of 1,336,352 common limited partnership units of NGOP to the Company for cash, in each case pursuant to the terms and conditions set forth in the Partnership Agreement.

          Under the terms of a Director Designation Agreement, dated as of August 18, 1993, by and among the Company, the NGOP and Dallas P. Price, Dallas
P. Price is entitled to designate one less than a majority of the Company's Board of Directors so long as Dallas P. Price and his family (a) continue to serve as directors of the Company and (b) together own at least 20% of the outstanding shares of Common Stock (including shares issuable upon exchange of common units of NGOP).

          Under the terms of a Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and Mr. Price (the "Shareholders Agreement"), Dallas Price and Mr. Price agreed, among other things, (a) to grant each other a right of first refusal with respect to any sale or transfer of any portion of the other party's ownership interest in certain business entities, including the NGOP (but not the Company), (b) to take all actions required (including voting their shares of Common Stock or common units of NGOP) to maintain the Company's REIT status, and (c) to grant each other certain "tag along" and "drag along" rights with respect to the sale of the other party's ownership interests in certain business entities, including the NGOP (but not the Company).

          On March 29, 2002, Ms. Price and the Dallas P. Price Trust entered into a Reorganization Agreement with the Company, NGOP, AIG, David G. Price, the David G. Price Trust, AGC and certain affiliates and shareholders of AGC. The Reorganization Agreement is attached hereto as Exhibit 2 and the terms of which are incorporated herein by this reference. On March 29, 2002, Ms. Price and the Dallas P. Price Trust also entered into a Voting Agreement with the Company, NGOP, AIG, David G. Price, the David G. Price Trust, and AGC whereby Ms. Price agreed to vote her shares of Common Stock of the Company and common units of NGOP in support of the reorganization. The Voting Agreement is attached hereto as Exhibit 10 and the terms of which are incorporated herein by this reference.

          Except as set forth above, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) among persons named in Item 2 and between such persons including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1. Joint Filing Agreement, dated as of April 2, 2002.

          Exhibit 2. Agreement and Plan of Merger and Reorganization, dated as of March 29, 2002 (incorporated by reference to Exhibit
                     99.2 to the Company's Form 8-K dated March 29, 2002).

          Exhibit 3. Pledge Agreement ("Pledge Agreement") dated as of July
                     30, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 2 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

          Exhibit 4. Assumption Agreement dated December 24, 1998 among Bank of America, David G. Price as Trustee of the David G. Price Trust and Dallas P. Price as Trustee of the Dallas P. Price Trust (incorporated by reference to Exhibit 4 to the Schedule 13D/A of the Reporting Persons filed February 21,
                     2002).

          Exhibit 5. First Amendment to Pledge Agreement, dated as of October
                     7, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 5 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

          Exhibit 6. Second Amendment to the Pledge Agreement, dated as of
                     March 31, 2000, by and between David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, David G. Price as Trustee of the David G. Price Trust, Dallas P. Price as Trustee of the Dallas P. Price Trust and Bank of America (incorporated by reference to Exhibit 6 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

          Exhibit 7. Third Amended and Restated Agreement of Limited
                     Partnership of National Golf Operating Partnership, L.P., dated as of July 28, 1999, (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999)

          Exhibit 8. Director Designation Agreement, dated as of August 18,
                     1993, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and David G. Price (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K dated February 29, 1996).

          Exhibit 9. Shareholders and Partners Agreement, dated as of July 2,
                     1998, by and between Dallas Price and David Price. (incorporated by reference to

          Exhibit 7 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

          Exhibit 10 Voting Agreement among Ms. Price and the Dallas P. Price
                     Trust, Mr. Price and the David G. Price Trust, the Company, AIG and NGOP dated as of March 29, 2002.

                                    SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     Dallas P. Price


                                     By: /s/ Dallas P. Price
                                        ----------------------------------------
                                     Name: Dallas P. Price


                                     Dallas P. Price Trust


                                     By: /s/ Dallas P. Price
                                        ----------------------------------------
                                     Name: Dallas P. Price
                                     Its:  Trustee

                                  EXHIBIT INDEX

         Exhibit 1.  Joint Filing Agreement, dated as of April 2, 2002.

         Exhibit 2. Agreement and Plan of Merger and Reorganization, dated as of March 29, 2002 (incorporated by reference to Exhibit
                     99.2 to the Company's Form 8-K dated March 29, 2002).

         Exhibit 3.  Pledge Agreement ("Pledge Agreement") dated as of July
                     30, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 2 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

         Exhibit 4. Assumption Agreement dated December 24, 1998 among Bank of America, David G. Price as Trustee of the David G. Price Trust and Dallas P. Price as Trustee of the Dallas P. Price Trust (incorporated by reference to Exhibit 4 to the Schedule 13D/A of the Reporting Persons filed February 21,
                     2002).

         Exhibit 5.  First Amendment to Pledge Agreement, dated as of October
                     7, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 5 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

         Exhibit 6.  Second Amendment to the Pledge Agreement, dated as of
                     March 31, 2000, by and between David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, David G. Price as Trustee of the David G. Price Trust, Dallas P. Price as Trustee of the Dallas P. Price Trust and Bank of America (incorporated by reference to Exhibit 6 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

         Exhibit 7.  Third Amended and Restated Agreement of Limited
                     Partnership of National Golf Operating Partnership, L.P., dated as of July 28, 1999, (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999)

         Exhibit 8. Director Designation Agreement, dated as of August 18, 1993, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and David G. Price (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K dated February 29, 1996).

         Exhibit 9. Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and David Price. (incorporated by reference to Exhibit 7 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

         Exhibit 10. Voting Agreement among Ms. Price and the Dallas P. Price
                     Trust, Mr. Price and the David G. Trust, the Company, AIG and NGOP dated as of March 29, 2002.